File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2006

(Filed September 12, 2006)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ]              Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Information dated September 12, 2006

Press Release

VITRO, S.A. DE C.V.

NOTICE

GENERAL ORDINARY SHAREHOLDERS MEETING

In compliance with the agreement reached by the Board of Directors of Vitro, S.A. de C.V. the Company and pursuant to Articles Twelfth, Thirteenth, Fourteenth, Fifteenth, Sixteenth, Seventeenth and related articles of the Corporate By-Laws, the Shareholders of Vitro, S.A. de C.V. are called in first notice to the General Ordinary Shareholders Meeting that will be held at the board of directors meeting room located at Ricardo Margain Zozaya 444, Valle del Campestre in San Pedro Garza Garcia, Nuevo Leon at 11:00 hours on the 27th day of September of 2006.

The meeting shall be executed under the following:

AGENDA

  Analysis and resolutions related to the proposal to increase the variable portion of the capital stock of the Company.

  Appointment of special commissioners to carry out the necessary procedures for the duly formalization of the agreements voted.

The Shareholders are hereby reminded that, in order to attend to and participate in the Shareholders Meeting, they must be registered in the Shares Registry of the Company and show their Mexican Tax Payer Id Number pursuant to Article 27 of the Codigo Fiscal de la Federacion or, demonstrate their right to attend to the meeting through the certificate provided by the S.D. Indeval, S.A. de C.V., Instituto para el Deposito de Valores complemented by the shareholders list issued by the depositors to such institute pursuant to the provisions of the Ley del Mercado de Valores.

Likewise, the shareholders must obtain from the Secretary of the Board the pertaining certificate to enter into the Shareholders Meeting at least forty eight hours prior to the meeting. For the transmissions of shares registry purposes, the Shares Registry of the Company will be closed from the 25th day of September of 2006 to the closing of the meeting called herein.

The documents and information related with each item of the Agenda are available to the Shareholders at the office of the Secretary of the Board in working days and hours; the forms of the proxies issued by the Company are also available to the persons who pretend to attend as Shareholders representatives, since the Shareholders are entitled to attend to the Meeting either, personally or represented by empowered persons designated for that effect. The office of the Secretary of the Board is located at Avenida Ricardo Margain Zozaya 440, Col. Valle del Campestre in San Pedro Garza Garcia, Nuevo Leon.

San Pedro Garza Garcia, N.L., this 12 th day of September of 2006.

BOARD OF DIRECTORS

_______________________

RAUL RANGEL HINOJOSA

Secretary of the Board of Directors

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in two principal businesses: flat glass and glass containers. Its subsidiaries serve multiple product markets, including construction and automotive glass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers. Vitro also produces raw materials and equipment and capital goods for industrial use, which are vertically integrated in the Glass Containers business unit. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in eight countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide. For further information, please visit our website at: http://www.vitro.com

For further information please contact:

Media Albert Chico Vitro, S. A. de C.V. + (52) 81-8863-1335 achico@vitro.com	Investor Relations Adrian Meouchi/Angel Estrada Vitro S.A. de C.V. + (52) 81-8863-1350 / 1219 ameouchi@vitro.com aestradag@vitro.com	U.S. agency Susan Borinelli / Michael Fehle Breakstone Group (646) 452-2336 sborinelli@breakstone-group.com mfehle@breakstone-group.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: September 12, 2006